SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F S            Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *        No S

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Magic Software Enterprises Ltd. (the “Company”) is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.1 to the Form 6-K of the Company furnished to the Securities and Exchange Commission on October 14, 2015 (the “Original Form 6-K”). This Form 6-K/A is being furnished solely to correct the day of the week of the 2015 annual general meeting of shareholders (Monday instead of Thursday). Other than the edit to correct the inadvertent typographical error as to the day of the week of the 2015 annual general meeting of shareholders in Exhibit 99.1 to the Original Form 6-K, all other information included in the Original Form 6-K remains unchanged. The corrected Notice and Proxy Statement is submitted with this Form 6-K/A as Exhibit 99.1 and the Proxy Card (which remains unchanged) is submitted as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By

/s/Amit Birk

Amit Birk
VP, General Counsel

Date: October 14, 2015

EXHIBITS

Exhibit 99.1

Magic Software Enterprises Ltd. Proxy Statement for Annual General Meeting to be held November 23, 2015.

Exhibit 99.2

Form of Proxy Card.

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street

 Or Yehuda 6021805, Israel

October 14, 2015

________________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 23, 2015

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders, or the Meeting, of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on Monday, November 23, 2015, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.

To re-elect three directors for terms expiring at our 2016 Annual General Meeting of Shareholders.

2.

To elect Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Israeli Companies Law) for a three-year term.

3.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 14, 2015 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon

Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street

 Or Yehuda 6021805, Israel

__________________________

PROXY STATEMENT

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of  the Meeting..  The Meeting will be held at 10:00 a.m. (Israel time) on Monday, November 23, 2015, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of the Meeting and the enclosed proxy card are being mailed to shareholders on or about October 19, 2015.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) re-election of three directors for terms expiring at our 2016 Annual General Meeting of Shareholders; (ii) election of Mr. Sagi Schliesser to serve as an external director (as such term is defined in the Israeli Companies Law) for a three-year term; and  (iii) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and authorization of our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 14, 2015 are entitled to notice of, and to vote in person or by proxy at the Meeting.  As of October 14, 2015, the record date for determination of shareholders entitled to vote at the Meeting, there were 44,255,770 outstanding ordinary shares.

•

Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•

Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 45.8% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 14, 2015 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	20,281,890	45.8%
Formula Systems (1985) Ltd. (3)	20,281,890	45.8%
Denver Investment Advisors LLC (4)	5,944,821	13.4%
Guy Bernstein	150,000	*
Asaf Berenstin (5)	80,000	*
Itiel Efrat	--	--
Naamit Salomon	18,000	*
Yehezkel Zeira	--	--
Ron Ettlinger All directors and executive officers as a group 15 persons)	444,400	*

________________

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 44,255,770 ordinary shares issued and outstanding as of October 14, 2015.

(3)

Asseco owned 46.36% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. As such, Asseco may be deemed to be the beneficial owner of the aggregate 20,281,890 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)

Based on the Schedule 13G/A filed by Denver Investment Advisors with the SEC on February 17, 2015. The address of Denver Investment Advisors is 1225 17th Street, 26th Floor Denver, CO 80202.

(5)

Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $4.00 per share that expire from 2018 through 2021.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2014, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on April 21, 2015.

I.

RE-ELECTION OF DIRECTORS

      (Item 1 on the Proxy Card)

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of five directors, including two external directors.

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

We are exempt from the NASDAQ Stock Market Rules’ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

At the Meeting, shareholders are being asked to re-elect each of our current directors who is not an external director, Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Yehezkel Zeira, to hold office until our 2016 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2014 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Mr. Zeira and Ms. Salomon compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Guy Bernstein (47) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007. Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Naamit Salomon (50) has served as a director of our company since March 2003 and as Chairman since 2013. Since January 2010, Ms. Salomon has been an officer of Drogis Israel Ltd., a private company. Ms. Salomon serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

Yehezkel Zeira (71) has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has been an independent IT consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira was also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.  We do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

BOARD OF DIRECTORS; EXTERNAL AND INDEPENDENT DIRECTORS; BOARD COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

External and Independent Directors

External Directors. The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an external director following the company’s first public offering. In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

At least one of the external directors must have “accounting and financial expertise” and the other external directors must have “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors must include at least one external director and the audit committee must be comprised of at least three directors and include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  Until the lapse of two year from termination of office, we may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Our external directors are Mr. Itiel Efrat and Mr. Ron Ettlinger. Mr. Efrat’s tenure as an external director is ending at this Meeting. Mr. Sagi Schliesser has been  nominated to succeed him as an external director.

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association.

Our board of directors has determined that Mr. Efrat and Mr. Ettlinger both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements. Our nominee for external director, Mr. Sagi Schliesser, will also, if elected, qualify as an independent director under the SEC and NASDAQ requirements and as an external director under the Israeli Companies Law requirements.

We provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions. In compliance with NASDAQ Stock Market Rule 5605(e)(1)(A), our independent directors take a vote in which only independent directors participate with respect to the recommendation for election of the nominees by approving the proxy statement draft and the recommendation to elect the directors before the proxy statement is filed.

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Sections 114-117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law.

Our audit committee is currently composed of Messrs. Efrat, Zeira and Ettlinger, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert. Our nominee for external director, Mr. Schliesser, also satisfies the respective “independence” requirements of the SEC and NASDAQ. The audit committee meets at least once each quarter.

Compensation Committee. In accordance with the Israeli Companies Law, we have a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval in accordance with the provisions of the Israeli companies Law. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our external directors, Mr. Ettlinger  and Mr. Efrat, and Mr. Zeira, an independent director. Our nominee for external director, Mr. Schliesser, will, if elected, replace Mr. Efrat on the compensation committee.

Our Compensation Policy was formulated and will be periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; and (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things,  the risk management policy of the company; the size of the company and the nature of its operations; and(iii) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II.

ELECTION OF AN EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or at the date of appointment to a relative of the controlling shareholder or to another corporation; (iii) in a company that does not have a controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer  and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

External directors are elected by shareholders.  External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above.  External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Ettlinger  was elected to serve as an external director at our 2014 annual general meeting of shareholders. Mr. Itiel Efrat was initially elected to serve as an external director at our 2006 annual general meeting of shareholders and was since re-elected for two additional three-year terms. His term is ending at this Meeting, and our nominee to succeed him as an external director, to be elected for an initial three-year term, is Mr. Sagi Schliesser.

Our Board of Directors has determined that Mr. Schliesser and Mr. Ettlinger both qualify as external directors under the Israeli Companies Law requirements.  In addition, our Board of Directors has determined that Mr. Ettlinger has “accounting and financial expertise” and Mr. Schliesser has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

As required by Israeli law, Mr. Schliesser has declared in writing that: (i) he meets the requirements of an external director; (ii) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (iii) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iv) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director;  (v) he has not been declared bankrupt or incompetent; and (vi) he possesses professional qualifications.  Such declaration is available for review at our registered office.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director.  In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Set forth below is a brief biography of the nominee for external director, based upon our records and information furnished to us by him.

Nominee for Election as an External director

Sagi Schliesser (43) Mr. Schliesser has been the co-founder and chief executive officer of TabTale, a creator of innovative games, interactive books and educational apps since 2010. Prior to founding TabTale, Mr. Schliesser was the CTO of Sapiens, managing Sapiens Technologies. Previously Mr. Schliesser served for 7 years as VP of R&D and CTO of IDIT Technologies Ltd., a global provider of insurance software solutions. Before that Mr. Schliesser was one of the founders of WWCOM, a B2B enablement software startup. Mr. Schliesser holds a B.Sc.  degree with honors in computer science and psychology from Tel Aviv University, as well as a Master's degree in computer science from the Interdisciplinary Center in Herzliya  and an MBA with honors in business psychology from Hamaslool Ha'akademi shel Hamichlala Leminhal.

The election of the  nominee for external director requires the affirmative vote of (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

The Board of Directors recommends a vote FOR the election of Mr. Schliesser for external director.

III.

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until the annual general meeting of shareholders to be held in 2016, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services.  With respect to fiscal year 2014, we paid Kost Forer Gabbay & Kasierer approximately $301,000 for audit services and approximately $40,000 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2015 and until its 2016 annual general meeting of shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

IV.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2014, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on April 21, 2015, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Amit Birk

Corporate Secretary

Dated: October 14, 2015